Exhibit 2

February 13, 2013

To whom it may concern:

Company Name: Hitachi Metals, Ltd.

Name of Representative: Hiroyuki Fujii,

President and Chief Executive Officer

(Code: 5486; First Section of the Tokyo Stock

Exchange and the Osaka Securities Exchange)

Contact: Kazutsugu Kamatani,

Division Head, Corporate Communications Div.

(+81-3-5765-4075)

Company Name: Hitachi Cable, Ltd.

Name of Representative: Hideaki Takahashi,

President and Chief Executive Officer

(Code: 5812; First Section of the Tokyo Stock

Exchange and the Osaka Securities Exchange)

Contact: Shoichi Kogure,

General Manager, Administration Dept.,

Human Resources & Administration Div.,

Business Support Group

(+81-3-6381-1050)

Hitachi Metals, Ltd., and Hitachi Cable, Ltd., Conclude a Merger Agreement

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgments.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in the open market or privately negotiated purchases.

Hitachi Metals, Ltd. (head office: Minato-ku, Tokyo, President and Chief Executive Officer: Hiroyuki Fujii; hereafter, “Hitachi Metals”), and Hitachi Cable, Ltd. (head office: Chiyoda-ku, Tokyo, President and Chief Executive Officer: Hideaki Takahashi; hereafter, “Hitachi Cable”) had consultations after having reached an accord on starting deliberations toward business integration, as was announced in “Hitachi Metals, Ltd., and Hitachi Cable, Ltd., Conclude a Basic Agreement on Business Integration” dated November 13, 2012. However, another announcement on business integration, titled “Hitachi Metals, Ltd. and Hitachi Cable, Ltd. Decided to Change the Schedule with Respect to the Conclusion of a Merger Agreement,” was released on January 11, 2013, stating that the companies decided to postpone the conclusion of the merger agreement due to our assessment of the need to continue consultations concerning the conditions of the business integration. Consequently, we hereby announce that Hitachi Metals and Hitachi Cable resolved, at the respective Board of Directors’ Meetings of both companies held today, to conduct a merger (hereafter, the “Merger”) on an equal basis and subsequently entered into a merger agreement (hereafter, the “Merger Agreement”) between both companies, as described below.

The Merger for Hitachi Metals is scheduled to be implemented pursuant to a short-form merger procedure provided in Article 796, Paragraph 3, of the Companies Act for which approval at Hitachi Metals’ General Meeting of Shareholders is not required. Meanwhile, the Merger for Hitachi Cable is scheduled to become effective on July 1, 2013, as the effective date, subject to the approval of the Merger Agreement at Hitachi Cable’s Extraordinary General Meeting of Shareholders, which is scheduled to be held on April 24, 2013.

Prior to the effective date of the Merger (scheduled for July 1, 2013), the stock of Hitachi Cable plans to be delisted on June 26, 2013 (the last trading date will be June 25, 2013), from Tokyo Stock Exchange, Inc. (hereafter, the “Tokyo Stock Exchange”), and Osaka Securities Exchange Co., Ltd. (hereafter, the “Osaka Securities Exchange”).

1.	Purpose of, Background to and Objective of the Business Integration

(1)	Purpose of the Business Integration

Through the business integration, the two companies aim to produce synergies: strengthening their abilities to develop materials and products; expanding their business domains; supplying new products, services and solutions that meet the expectations of markets and customers; and reinforcing and expanding their markets and customer bases.

In addition, by effectively using the sales networks and production centers of both companies, we will enhance business efficiency and establish a global production and sales structure.

Through these initiatives, we will endeavor to steadily develop into a high-functional materials manufacturer like no other in the world.

(2)	Background to the Business Integration

In the high-functional materials field, Hitachi Metals engages in developing global business in the areas of automobiles, electronics and industrial infrastructure. Given increasing initiatives toward the realization of a low-carbon society in various countries and regions worldwide, Hitachi Metals focuses its management resources on environment-friendly products to accelerate the development of these products and launch them in the market. At the same time, it strives to reinforce its business structure in the pursuit of sustainable growth.

Meanwhile, Hitachi Cable has, since its foundation, supplied markets with a diverse range of products, services and solutions to transmit energy and information more quickly, reliably and efficiently. With the aim of transforming itself into a highly profitable enterprise, Hitachi Cable currently focuses its management resources on three priority target areas: industrial infrastructures, electric power infrastructures and next-generation energy, and information and telecommunication infrastructures. Hitachi Cable is also developing its wire, automobile components, IT devices, and metal materials (hereinafter “cable materials”) businesses.

However, the external environment has changed rapidly in recent years and competition is expected to intensify in the market domains where both companies operate their business activities.

Amid such circumstances, both companies have independently searched for new ways to pursue growth and development. To achieve sustainable growth as a high-functional materials manufacturer, we have come to realize that we need to improve business efficiency through the effective use of management resources, step up implementation of a global strategy, expand business and development domains, strengthen sales capabilities and enlarge our customer base.

(3)	Objective of the Business Integration

1)	Enhance Business Competitiveness and Expand and Create Business Domains

In the markets of industrial and information infrastructure and the automobile and electronics-related products, we will expand business domains in which we can demonstrate our strengths in the fields of high-grade metal products and materials, electronics and IT devices, high-grade functional components and equipment, and cable materials. We will also establish efficient production systems with synergies via technological supplements to raise our cost competitiveness in global markets.

In addition, we will improve our marketing ability by reinforcing our sales network and sales structure and integrating our technological and developmental capabilities. Furthermore, we will endeavor to solidify our sales network in the global market and expand our customer base by establishing a structure that allows us to efficiently deliver solutions covering the development of, sale of and technical services relating to the materials and products that our customers demand. Over the medium to long term, we will open up new markets and domains that can contribute to growth and accelerate the speed of our advancement.

2)	Accelerate Implementation of a Global Strategy

With the goal to achieve growth in global markets, both companies have developed businesses in various countries and regions in North America, Central America, Europe, China and other parts of Asia. Taking this business integration as an opportunity, we will improve managerial efficiency and further accelerate our efforts to strengthen and expand our marketing and sales structure, and to globalize our procurement and production operations.

Specifically, we will integrate and/or restructure overseas bases in each business by reviewing their positioning and establish a solid cost structure that is sustainable for global competition in conjunction with domestic bases. In the emerging nations where growth potential can be anticipated in the high-functional materials field, we will step up implementation of a global strategy and expand our business domain by utilizing our existing operation bases.

In addition, we will promote the repositioning of human resources by evolving the global strategy in our business operations while developing and utilizing world-class human resources.

3)	Strengthen Advanced Technological Development Capabilities

In addition to integrating each company’s individual strengths in manufacturing technology and product development, and employing each other’s technology to expand the fields of our strengths, we will engage in process innovations to meet various market and customer needs. We also aim to continually develop and market next-generation materials and products by innovating our research systems toward creating new products and businesses through the integration of our R&D structures, including research laboratories, and increasing the speed of bringing new products to the markets of automobile-related fields and the industrial infrastructure and energy fields. With these initiatives, we intend to reinforce and revitalize our business portfolio, which is the foundation for sustainable corporate growth.

4)	Establish a Robust Business Foundation

We will raise our earning capability to establish a robust financial foundation with measures such as the efficiency improvement of the domestic sales structure, the curtailment of fixed costs via rationalization of the head office and back-office departments, the enhancement of business competitiveness through the expansion of global procurement and bulk purchasing, and the reduction of IT costs. At the same time, we will use capital and assets strategically and flexibly to maximize our corporate value.

We will also strengthen relationships among the employees of companies and group companies as well as partner companies, and pay due consideration to ties with each local community and work to enhance value for various stakeholders.

With the initiatives described above, we anticipate operating income of ¥12.0 billion mentioned below for fiscal 2015 as a short- to medium-term positive effect, estimated quantitatively from the Merger. Longer term, we project operating income of ¥20.0 billion for fiscal 2018.

<Goal of integration effect for fiscal 2015>

Major Item	Annual Effect (Amount)
Effect of Expanded Business Domain	¥4.0 billion
Effect of Improved Managerial Efficiency	¥8.0 billion
Total	¥12.0 billion

2.	Outline of the Merger

(1)	Schedule for the Merger

Conclusion of basic agreement on business integration (by Hitachi Metals and Hitachi Cable):	November 13, 2012

Date of resolution relating to the Merger by the Board of Directors’ Meetings (Hitachi Metals and Hitachi Cable):	February 13, 2013

Date of conclusion of the Merger Agreement (Hitachi Metals and Hitachi Cable):	February 13, 2013 (Concluded today)

Date of Public Notice of Record Date for the Extraordinary General Meeting of Shareholders (Hitachi Cable):	February 19, 2013 (Tentative)

Record Date for the Extraordinary General Meeting of Shareholders (Hitachi Cable):	March 8, 2013 (Tentative)

Extraordinary General Meeting of Shareholders (Hitachi Cable):	April 24, 2013 (Tentative)

Last Trading Day (Hitachi Cable):	June 25, 2013 (Tentative)

Date of Delisting (Hitachi Cable):	June 26, 2013 (Tentative)

Merger execution (effective date):	July 1, 2013 (Tentative)

Notes:	1. Pursuant to the provision of Article 796, Paragraph 3, of the Companies Act, Hitachi Metals intends to implement the Merger without obtaining approval at the General Meeting of Shareholders.
2. The schedule may be reviewed during the course of the procedures relating to the Merger.

(2)	Method of the Merger

The Merger will be conducted on an equal basis, but procedurally will take the form of an absorption-type merger, through which Hitachi Metals will be the surviving company and Hitachi Cable will become an extinct company by absorption.

(3)	Content of Allotment with Respect to the Merger

Company Name	Hitachi Metals, Ltd.	Hitachi Cable, Ltd.
Merger Ratio	1	0.17

Notes:	1. Allotment ratio of shares

0.17 shares of Hitachi Metals’ common stock will be delivered by allotment for one (1) share of Hitachi Cable’s common stock.

2. Number of shares to be delivered under the Merger

Hitachi Metals plans to deliver 62,353,295 shares of its common stock by allotment under the Merger. Treasury stock held by Hitachi Cable (7,234,089 shares as of December 31, 2012) will not be subject to the allotment of shares under the Merger.

3. Handling of shares representing less than one unit

As a result of the Merger, some shareholders of Hitachi Cable who will hold Hitachi Metals’ shares representing less than one unit of Hitachi Metals’ stock (i.e., less than 1,000 shares) may take advantage of the programs regarding Hitachi Metals’ common stock described below. Meanwhile, it will not be possible to sell such shares representing less than one unit in the financial instruments exchange markets.

1)	Buyback system for shares representing less than one unit (sale of common stock representing less than one thousand (1,000) shares)

Pursuant to Article 192, Paragraph 1, of the Companies Act, shareholders holding shares representing less than one unit of Hitachi Metals’ stock may demand that Hitachi Metals buy back such shares; and

2)	Additional purchase system for shares representing less than one unit (additional purchase of shares of common stock to reach one thousand (1,000) shares).

Pursuant to Article 194, Paragraph 1, of the Companies Act and the relevant provisions of the Articles of Incorporation of Hitachi Metals, shareholders holding shares representing less than one unit of Hitachi Metals’ stock may demand that Hitachi Metals sell to them the number of shares that, when added to such shareholders’ shares representing less than one unit, will equal to a unit of one thousand (1,000) shares.

4. Treatment of fractions less than one (1) share

To shareholders of Hitachi Cable who will receive the allotment of shares of Hitachi Metals’ common stock for fractions less than one (1) share under the Merger, Hitachi Metals will pay cash amounts that correspond to the fractions in accordance with the provisions of Article 234 of the Companies Act and other relevant laws and regulations.

(4)	Handling of Subscription Rights to Shares and Bonds with Subscription Rights to Shares of Hitachi Cable

Not applicable.

3.	Calculation Basis, etc., Concerning Allotment under the Merger

(1)	Calculation Basis

To ensure fairness and validity in calculating the merger ratio for the Merger (hereafter, the “Merger Ratio”), Hitachi Metals and Hitachi Cable respectively decided to request a separate independent financial adviser to conduct financial analysis on the Merger Ratio. For this purpose, Hitachi Metals appointed Nomura Securities Co., Ltd. (hereafter, “Nomura Securities”), and Hitachi Cable appointed Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (hereafter, “Mitsubishi UFJ Morgan Stanley Securities”).

Nomura Securities determined that the value of Hitachi Metals’ and Hitachi Cable’s stock should be analyzed using the Average Market Price Method based on the fact that the market price of Hitachi Metals’ and Hitachi Cable’s common stock is readily available. In addition, Nomura Securities utilized the Comparative Companies Method and the discounted cash flow method (hereafter, the “DCF Method”) to calculate the value of the stock of both companies.

The chart below indicates the valuation ranges estimated by each method in the event that the value per share of Hitachi Metals’ stock is assumed to be one (1).

Approach Adopted	Valuation Ranges of Merger Ratio
Average Market Price Method (using the Calculation Base Date (i))	0.162 ~ 0.189
Average Market Price Method (using the Calculation Base Date (ii))	0.141 ~ 0.164
Comparative Companies Method	0.194 ~ 0.214
DCF Method	0.116 ~ 0.188

For the Average Market Price Method, Nomura Securities designated February 8, 2013, as the calculation base date (hereafter, the “Calculation Base Date (i)”) and utilized the closing price on the Calculation Base Date (i), as well as the average closing prices for the one (1) week period and one (1), three (3) and six (6) month periods prior to the Calculation Base Date (i), on the First Section of the Tokyo Stock Exchange. Nomura Securities also designated November 12, 2012, the business day preceding November 13, 2012, on which the “Hitachi Metals, Ltd. and Hitachi Cable, Ltd. Conclude a Basic Agreement on Business Integration” was announced, as another calculation base date (hereafter, the “Calculation Base Date (ii)”) and utilized the closing price on the Calculation Base Date (ii), as well as the average closing prices for the one (1) week period and one (1), three (3) and six (6) month periods prior to the Calculation Base Date (ii), on the First Section of the Tokyo Stock Exchange. In calculating the merger ratio, Nomura Securities relied on the provided information and publicly available information, assuming that such information was accurate and complete without independent verification of the accuracy or completeness of such information. Nomura Securities neither conducted an independent evaluation, appraisal or assessment including any evaluation or analysis of each asset or liability nor requested a third-party institution to value or appraise the assets or liabilities (including contingent liabilities) of either company or their affiliates.

The calculation results of the Merger Ratio provided by Nomura Securities reflect the information and economic conditions that were available as of February 8, 2013, and it is presumed that the information on financial forecasts obtained from both companies has been reasonably prepared or reviewed based on the best currently available forecasts and judgment of the management of Hitachi Metals.

In the profit plans provided by both companies, which were used by Nomura Securities as premises for its valuation via the DCF Method, there were fiscal years in which profit is expected to increase considerably. As for Hitachi Metals, although a write-down resulting from the price decline of rare earth metals that have been strategically stockpiled previously will be posted for the fiscal year ending March 2013, a profit increase is expected for the fiscal year ending March 2014 or later because no similar write-down will likely be generated. As for Hitachi Cable, a profit increase is expected for the fiscal year ending March 2014 or later due to the favorable effects of various measures via structural reforms currently being addressed.

In addition, as described in “(5) Measures to Ensure Fairness” below, pursuant to a request from the Board of Directors of Hitachi Metals, Nomura Securities submitted to Hitachi Metals an opinion (a fairness opinion) dated February 12, 2013, to the effect that the Merger Ratio is reasonable under the aforementioned premises and certain other premises from a financial viewpoint for the shareholders of Hitachi Metals excluding controlling shareholders, etc. (who are referred to as “controlling shareholders and other parties prescribed in the ordinance for enforcement” in Article 441-2 of the Tokyo Stock Exchange Securities Listing Rules and Article 436-3 of the Ordinance for Enforcement of said Rules; hereafter, the “Controlling Shareholders, etc.”) of Hitachi Metals.

Meanwhile, Mitsubishi UFJ Morgan Stanley Securities determined that the value of Hitachi Metals’ and Hitachi Cable’s stocks should be analyzed using the market price analysis based on the fact that the stocks of both companies are listed on the financial instruments exchange market and that the market price of Hitachi Metals’ and Hitachi Cable’s stock is readily available. (Mitsubishi UFJ Morgan Stanley Securities designated November 12, 2012—one (1) business day before November 13, 2012, the day of announcement of “Hitachi Metals, Ltd. and Hitachi Cable, Ltd. Conclude a Basic Agreement on Business Integration”—and February 8, 2013, as the calculation base dates and utilized the closing prices on the calculation base dates, as well as the average closing prices on the respective trading days just one (1), three (3) and six (6) month(s) before the calculation base dates, of Hitachi Metals’ stock on the First Section of the Tokyo Stock Exchange and of Hitachi Cable’s stock on the First Section of the Tokyo Stock Exchange.) Mitsubishi UFJ Morgan Stanley Securities also utilized the comparable peer company analysis because there were listed companies comparable with Hitachi Metals and Hitachi Cable, of which each share value could be determined by analogy through a comparative analysis of peer companies. In addition, Mitsubishi UFJ Morgan Stanley Securities utilized the DCF analysis to calculate the value of Hitachi Metals’ and Hitachi Cable’s stock to reflect the status of future business activities.

The chart below indicates the valuation ranges estimated by each method in the event that the value per share of Hitachi Metals’ stock is assumed to be one (1).

Approach Adopted	Valuation Ranges of Merger Ratio
Market Price Analysis	0.141 ~ 0.189
Comparable Peer Company Analysis	0.120 ~ 0.180
DCF Analysis	0.132 ~ 0.200

In submitting the following opinion, expressing its views therein and calculating the above Merger Ratio valuation, as the basis for such opinion, Mitsubishi UFJ Morgan Stanley Securities relied on the information provided by both companies and publicly available information, in principle, assuming that such information was accurate and complete and that there were no facts undisclosed to Mitsubishi UFJ Morgan Stanley Securities that could have a material impact on the valuation of the Merger Ratio, without independent verification of the accuracy or completeness of such information. (Mitsubishi UFJ Morgan Stanley Securities assumes no responsibility or obligation for such independent verification.) Mitsubishi UFJ Morgan Stanley Securities did not conduct an independent evaluation or assessment and did not request a third-party institution to value or appraise the assets or liabilities (including off-balance-sheet assets and liabilities and other contingent liabilities) of either company or their affiliates. Mitsubishi UFJ Morgan Stanley Securities is not a professional on legal affairs and solely drew on information provided by both companies with regard to lawsuits pending or administrative punishments imposed on both companies, as well as the impact thereof, without conducting an independent evaluation or assessment. In addition, it is presumed that information on businesses, operations, financial standing, outlook and synergies, which has obtained from both companies, has been reasonably prepared based on the best currently available forecasts and judgment of the management of both companies. Mitsubishi UFJ Morgan Stanley Securities does not express any opinion on such analysis or forecasts, as well as on the premises of the analysis or forecast.

Meanwhile, as described in “(5) Measures to Ensure Fairness” below, pursuant to a request from the Board of Directors of Hitachi Cable, Mitsubishi UFJ Morgan Stanley Securities submitted to the Board of Directors of Hitachi Cable an opinion (a fairness opinion) dated February 12, 2013, to the effect that the Merger Ratio is reasonable under the aforementioned premises and certain other premises and some reservations from a financial viewpoint of the shareholders of Hitachi Cable, excluding the Controlling Shareholders, etc. of Hitachi Cable. The calculation of Merger Ratio results and the opinion provided by Mitsubishi UFJ Morgan Stanley Securities were submitted to the Board of Directors of Hitachi Cable only as reference, and therefore they cannot be relied on or used for any other purpose or by any other persons. In addition, Mitsubishi UFJ Morgan Stanley Securities does not intend to express its opinion or offer recommendations with regard to the exercise of voting rights by shareholders at Hitachi Cable’s General Meeting of Shareholders, which will be held in connection with the Merger.

The opinion and analysis provided by Mitsubishi UFJ Morgan Stanley Securities were made on the premises of financial conditions, the economy, foreign exchange rates, markets and so forth, as well as the circumstances as of February 8, 2013 and the information available to Mitsubishi UFJ Morgan Stanley Securities as of said date. Some events that might take place after the Calculation Base Date of the analysis could have an impact on the analysis or there might be some events for which the impact was not clear as of the Calculation Base Date. Regardless of such possibilities, Mitsubishi UFJ Morgan Stanley Securities does not bear any obligation to renew, revise or reconfirm its previous analysis.

Mitsubishi UFJ Morgan Stanley Securities will receive a commission from Hitachi Cable for its services rendered in relation to the Merger on the condition that the Merger is completed.

In the profit plan provided by Hitachi Metals to Mitsubishi UFJ Morgan Stanley Securities as the calculation basis for its valuation via the DCF analysis, there were fiscal years in which profit is expected to increase considerably. This forecast is based on Hitachi Metals’ consideration that although operating income will likely decline due to a write-down resulting from the price decline of rare earth metals that have been strategically stockpiled previously, which will be posted for the fiscal year ending March 2013, no adverse effect or similar write-down is expected for the fiscal year ending March 2014 or later.

Meanwhile, in the profit plan provided by Hitachi Cable to Mitsubishi UFJ Morgan Stanley Securities as the calculation basis for its valuation via the DCF analysis, there were fiscal years in which profit is expected to increase considerably. This forecast is based on Hitachi Cable’s consideration that raised earning capacity is expected due to favorable effects of structural reforms for the fiscal year ending March 2014 or later although an extraordinary loss will be posted temporarily for the fiscal year ending March 2013 through the implementation of various measures via structural reforms.

(2)	Calculation Background

Hitachi Metals and Hitachi Cable engaged in serious negotiations and discussions based on the calculation results and advice regarding the Merger Ratio, which was provided by their respective financial advisers, and bearing in mind their respective financial conditions, performance trends and stock price movements, etc. As a result, Hitachi Metals and Hitachi Cable determined that the Merger Ratio set forth in 2. (3) above was reasonable and advantageous to the shareholders of both companies, and decided to implement the Merger pursuant to the Merger Ratio at the respective Board of Directors’ Meetings held today. On the same date, Hitachi Metals and Hitachi Cable subsequently entered into the Merger Agreement.

(3)	Relationships with the Financial Advisers

Nomura Securities, which is the financial adviser of Hitachi Metals, is not a related party of Hitachi Metals, and Mitsubishi UFJ Morgan Stanley Securities, which is the financial adviser of Hitachi Cable, is not a related party of Hitachi Cable. Neither Nomura Securities nor Mitsubishi UFJ Morgan Stanley Securities has a material interest that needs to be disclosed in connection with the Merger.

(4)	Expectation of Delisting and the Reasons Therefore

Due to the merger, Hitachi Cable’s common stock is scheduled to be delisted as of June 26, 2013 in accordance with the delisting standards of the Tokyo Stock Exchange and the Osaka Securities Exchange.

The purpose of the merger is as stated in 1. (1) above. The merger is not aimed explicitly at the delisting of Hitachi Cable’s stock. Shares of Hitachi Metals’ common stock to be allotted under the merger to current shareholders of Hitachi Cable will be listed on the Tokyo Stock Exchange and the Osaka Securities Exchange even after the delisting of Hitachi Cable’s common stock. Accordingly, we expect that shareholders who receive an allotment of 1,000 or more shares of Hitachi Metals’ common stock (1,000 shares = one unit of Hitachi Metals’ stock) as a result of the merger will still be able to trade their units of shares on both exchanges after the effective date of the merger, and the liquidity of their stock will be ensured.

As stated in 2. (3) above, after the merger, those shareholders with less than 1,000 shares of Hitachi Metals’ common stock cannot sell the shares of less than one unit on the Tokyo Stock Exchange and the Osaka Securities Exchange. They can use, however, the buyback system (sale of common stock representing less than one thousand (1,000) shares) or the additional purchase system (additional purchase of shares of common stock to reach one thousand (1,000) shares) for shares representing less than one unit of Hitachi Metals.

(5)	Measures to Ensure Fairness

Because the merger is between Hitachi Metals and Hitachi Cable, which are both consolidated subsidiaries of Hitachi, Ltd. (hereafter, “Hitachi”), it represents a transaction involving the controlling shareholder for both Hitachi Metals and Hitachi Cable.

To ensure the fairness and validity of the Merger, Hitachi Metals received an opinion (a fairness opinion) dated February 12, 2013, from Nomura Securities to the effect that the Merger Ratio is reasonable under the aforementioned premises set forth in (1) above, and certain other premises from a financial viewpoint of the shareholders of Hitachi Metals excluding the Controlling Shareholders, etc. of Hitachi Metals, in addition to the results of the aforementioned financial analysis regarding the Merger Ratio. Meanwhile, Hitachi Cable received an opinion (a fairness opinion) dated February 12, 2013, from Mitsubishi UFJ Morgan Stanley Securities to the effect that the Merger Ratio agreed by both companies is reasonable under the aforementioned premises set forth in (1) above, and certain other premises and some reservations from a financial viewpoint of the shareholders of Hitachi Cable excluding the Controlling Shareholders, etc. of Hitachi Cable, in addition to the results of the aforementioned financial analysis regarding the Merger Ratio.

Hitachi Metals has retained Mori Hamada & Matsumoto as its legal adviser and Hitachi Cable has retained Nagashima Ohno & Tsunematsu as its legal adviser for the Merger, both of which are independent from Hitachi Metals and Hitachi Cable, and each company has been advised from a legal perspective.

(6)	Measures to Avoid Conflicts of Interest

Nobuo Mochida, who concurrently serves as Director of both Hitachi Metals and Hitachi Cable, has not participated in the consultations and negotiations between both companies relating to the Merger Ratio and other conditions, as well as the deliberations and the resolution of the Board of Directors’ Meetings for the conclusion of the Merger Agreement in order to avoid any conflict of interest. Toshikazu Nishino, who concurrently serves as Director of Hitachi Metals and Executive Officer of Hitachi, Tadahiko Ishigaki, who concurrently serves as Director of Hitachi Metals and Director of Hitachi’s consolidated subsidiary Hitachi Transport System, Ltd., and Makoto Ebata, who concurrently serves as Director of Hitachi Cable and Executive Officer of Hitachi, have participated in the deliberations and the resolution of the Board of Directors’ Meetings for the conclusion of the Merger Agreement, which was deemed not detrimental to minority shareholders of Hitachi Metals and Hitachi Cable. However, the three persons above have never participated in the consultations and negotiations between both companies relating to the Merger Ratio and other conditions.

4.	Company Profiles of the Parties to the Merger

(1)	Company Name	Hitachi Metals, Ltd.		Hitachi Cable, Ltd.

(2)	Location	2-1, Shibaura 1-chome, Minato-ku, Tokyo		14-1, Sotokanda 4-chome, Chiyoda-ku, Tokyo

(3)	Name and Title of Representative	Hiroyuki Fujii, President and Chief Executive Officer		Hideaki Takahashi, President and Chief Executive Officer

(4)	Line of Business	Manufacturing and sales of high-grade metal products and materials, electronics and IT devices, and high-grade functional components		Manufacturing and sales of wire and cables, automobile components, IT devices, copper and brass products, electronics materials, and others

(5)	Capital	¥26,284 million		¥25,948 million

(6)	Date of Establishment	April 1956		April 1956

(7)	Number of Outstanding Shares	366,557,889 shares		374,018,174 shares

(8)	Fiscal Year-End	End of March		End of March

(9)	Number of Employees	18,056 (consolidated)		14,142 (consolidated)

(10)	Major Customers	Nissan Motor Co., Ltd. Mitsubishi Electric Corporation		Hitachi, Ltd. Marubeni Metals Corporation

(11)	Main Financial Banks	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mizuho Corporate Bank, Ltd. Mitsubishi UFJ Trust and Banking Corporation		The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mizuho Corporate Bank, Ltd.

(12)	Main Shareholders and Shareholding Ratio	Hitachi, Ltd.	52.80%	Hitachi, Ltd.	51.41%

(13)	Relationship between the Parties

	Capital Relationship	Both Hitachi Metals and Hitachi Cable are subsidiaries of Hitachi, Ltd. There is no capital relationship between Hitachi Metals and Hitachi Cable.

	Personnel Relationship	Nobuo Mochida concurrently serves as Chairman of the Board for both Hitachi Metals and Hitachi Cable.

	Transactional Relationship	Hitachi Metals and Hitachi Cable have a transactional relationship for trading products and services.

	Situation regarding Related Parties	Hitachi, Ltd. is the parent company of Hitachi Metals and Hitachi Cable, and Hitachi Metals and Hitachi Cable mutually fall under the category of related parties.

(14)	Business Performance and Financial Position of the Parties for the Last Three (3) Years

	Hitachi Metals, Ltd. (consolidated)			Hitachi Cable, Ltd. (consolidated)
Fiscal Year Ended	March 2010	March 2011	March 2012	March 2010	March 2011	March 2012
Consolidated Net Assets	212,783	228,010	240,395	123,233	106,093	83,034
Consolidated Total Assets	517,984	529,869	579,862	289,016	270,750	245,882
Consolidated Net Assets per Share (Yen)	548.76	591.51	625.04	332.69	285.12	221.37
Consolidated Sales	431,683	520,186	556,914	372,450	419,279	432,540
Consolidated Operating Income	13,349	43,143	44,867	(6,381)	788	1,966
Consolidated Ordinary Income	10,033	37,591	44,288	(4,939)	(1,765)	927
Consolidated Net Income	1,937	22,204	17,886	(9,110)	(12,993)	(22,758)
Consolidated Net Income per Share (Yen)	5.50	63.00	50.75	(25.04)	(35.65)	(62.35)
Dividend per Share (Yen)	12.00	12.00	12.00	5.00	2.50	-

Notes:	1. As of March 31, 2012, unless otherwise specified.
2. All amounts are in millions of yen unless otherwise specified.

5.	Hitachi Metals’ Profile after the Merger

(1)	Company Name	Hitachi Kinzoku Kabushiki Kaisha (English Name: Hitachi Metals, Ltd.)

(2)	Location of Headquarters	2-1, Shibaura 1-chome, Minato-ku, Tokyo

(3)	Name and Title of Representative

Hiroyuki Fujii, President and Representative Chief Executive Officer (scheduled to assume office)

Hideaki Takahashi, Executive Vice President and Representative Executive Officer (scheduled to assume office)

(4)	Line of Business	Manufacturing and sales of high-functional materials, etc.

(5)	Capital	¥26,284 million

(6)	Fiscal Year-End	March 31

Net Assets and Total Assets after the Merger are not fixed at this time.

6.	Outline of Accounting Procedures

The Merger is expected to be a transaction under common control, etc., in accordance with the Accounting Standards for Business Combination.

7.	Transaction with the Controlling Shareholders

As Hitachi Metals and Hitachi Cable are consolidated subsidiaries of Hitachi, the Merger falls under the category of a related party transaction with the Controlling Shareholder for both companies.

In the “Guideline for the Policies for the Protection of Minority Shareholders in Cases of Transactions with the Controlling Shareholder” as part of the Corporate Governance Report disclosed on July 13, 2012, Hitachi Metals noted that “With regard to the transactions for product sales and procurements, Hitachi Metals has stipulated specific regulations that stipulate internal procedures regarding the decision on transaction conditions, etc., for the purpose of ensuring appropriateness of its relevant operations overall. In addition, when the necessity arises to make a transaction with Hitachi, or take any measure in which the interests of Hitachi, and the minority interests could substantially conflict with each other from the viewpoint of group management and other factors, the subject must be submitted to the deliberations of the Board of Directors’ Meeting for a final decision on whether said transaction or measure should be adopted or not.” As described above, Hitachi Metals determines its transaction conditions, etc., in accordance with its prescribed internal regulations and, at the same time, has established a scheme of protecting minority shareholders by sufficiently ensuring the independence of corporate management through careful consultations and deliberations at the Board of Directors’ Meetings so that the parent company’s (Hitachi) power of influence can be eliminated in its corporate activities.

In this respect, in association with the Merger, Hitachi Metals not only resolved the execution of the Merger through careful consultations and deliberations at the Board of Directors Meetings but also paid careful attention to the interests of minority shareholders by not permitting Nobuo Mochida, who concurrently serves as Director of both Hitachi Metals and Hitachi Cable, to participate in the deliberations and the resolution of the Board of Directors Meeting for the resolution of the Merger, as described in 3. (6) above. Such treatment of the concurrently serving director by Hitachi Metals is deemed consistent with the intent of the aforementioned Guideline.

Furthermore, in implementing the Merger, Hitachi Metals has taken measures to ensure fairness and avoid conflicts of interest as described in 3. (5) and 3. (6) above, and additionally received an opinion (a fairness opinion) dated February 12, 2013, from Nomura Securities to the effect that the Merger Ratio is reasonable under the aforementioned premises set forth in 3. (1) above, and certain other premises from a financial viewpoint for the shareholders of Hitachi Metals excluding the Controlling Shareholders, etc. of Hitachi Metals.

On the other hand, in the “Guideline for the Policies for the Protection of Minority Shareholders in Cases of Transactions with the Controlling Shareholder” as part of the Corporate Governance Report disclosed on October 10, 2012, Hitachi Cable noted that “Hitachi Cable shall comply with the policy of conducting appropriate and lawful transactions with the parent company on the basis of fair market prices, assuming that such transactions are arm’s-length ones. In operating business activities, Hitachi Cable shall maintain its independence from the parent company, and in case the necessity arises to make a transaction with the parent company or take any other measure in which the interests of the parent company and the interests of shareholders other than the parent company could conflict with each other, the Board of Directors of Hitachi Cable shall discuss the subject in a multifaceted manner to reach the best conclusion.” As described above, Hitachi Cable determines its transaction conditions, etc., on the basis of fair market prices, assuming that its transactions are arm’s-length ones, and, at the same time, has established a scheme of protecting minority shareholders by sufficiently ensuring the independence of corporate management through careful consultations and deliberations at the Board of Directors Meetings so that the parent company’s (Hitachi) power of influence can be eliminated in its corporate activities.

In this respect, in association with the Merger, Hitachi Cable not only resolved the execution of the Merger through careful consultations and deliberations at the Board of Directors Meetings but also paid careful attention to the interests of minority shareholders by not permitting Nobuo Mochida, who concurrently serves as Director of both Hitachi Metals and Hitachi Cable, to participate in the deliberations and the resolution of the Board of Directors’ Meeting for the resolution of the Merger, as described in 3. (6) above. Such treatment of the concurrently serving director by Hitachi Cable is deemed consistent with the intent of the aforementioned Guideline.

Furthermore, in implementing the Merger, Hitachi Cable has taken measures to ensure the fairness and avoid conflicts of interest as described in 3. (5) and 3. (6) above, and additionally received an opinion (a fairness opinion) dated February 12, 2013, from Mitsubishi UFJ Morgan Stanley Securities to the effect that the Merger Ratio agreed by both companies is reasonable under the aforementioned premises set forth in 3. (1) above, and certain other prerequisites and some reservations from a financial viewpoint for the shareholders of Hitachi Cable excluding the Controlling Shareholders, etc. of Hitachi Cable, as an opinion commenting that the implementation of the Merger would not be detrimental to minority shareholders of Hitachi Cable.

8.	Forecasts

The impact of the Merger on business performance for the fiscal year ending March 2013 or later is not fixed at this time. If the necessity of revising business forecasts and/or any matter to be disclosed arises, such information shall be immediately disclosed.

Contact information for inquiries concerning this matter:

Hitachi Metals, Ltd.:	Corporate Communications Office (+81-3-5765-4075)

Hitachi Cable, Ltd:	Corporate Communication Section, Administration Department, Human Resources & Administration Div., Business Support Group (+81-3-6381-1050)

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